UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Defense Technology & Systems, Inc.
(Name of Subject Company)
Global Defense Technology & Systems, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37950B107
(CUSIP Number of Class of Securities)
John Hillen
President and Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011
703-738-2840
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-8000	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 (703) 760-7700
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information
The tender offer for the outstanding shares of Global Defense Technology & Systems, Inc. (“GTEC”) has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTEC. At the time the tender offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”), and GTEC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTEC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTEC’s stockholders at no expense to them. In addition, at such time GTEC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.
Forward Looking Statements
Statements in this communication other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the GTEC’s actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements, including, but limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTEC’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTEC will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; and other risk factors discussed in GTEC’s Annual Report on Form 10-K, and such other filings that GTEC makes with the Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.

John Hillen Script for All Employee Webcast
March 3, 2011 — 5:00pm
Good evening everyone and thank you for joining me on short notice. As many of you have probably already seen, early this morning GTEC announced that we have entered into an agreement to be acquired by Ares Management LLC — an investment firm headquartered in Los Angeles, California.
I know that the immediate concern for many of you is whether there will be changes in GTEC’s work as a result of this, so let me address that topic right up front. I’d like to put any anxiety you might have about that to rest right now. One of the key factors that the Board of Directors liked about the Ares deal was the consistency and stability it would provide for our customers, employees and our business operations.
Ares Management has made clear their desire to retain and build upon the employees that have driven GTEC to our current level of success. They recognize that the talented team we have assembled will be a critical asset in moving the business forward.
As you know, we have always had strong growth plans for GTEC, which is why we went public in 2009 — to raise the capital required to fund our mergers & acquisition strategy. With that capital, in 2010 we were able to acquire Zytel Corporation, now Cyber Solutions, in October, and Signature Government Solutions, now Assured IT, in December. Each of these acquisitions strengthened our core capabilities and expanded our presence in the defense & national security market.

As a company grows and prospers in pursuit of a long term business strategy, it often times seeks to “re-finance” itself with different resources. These resources can be obtained by trading on public markets or through large sources of private investment. Each brings benefits.
Following a very successful run in the public markets and Zytel Signature transactions, it is time for GTEC to refuel ourselves with another pool of resources to power our next stage of growth. That is why today, we are pleased to announce this new agreement with Ares Management, a large private investor that is fully committed to our business, customers and employees. What is important to note is that, whatever the financial resource, public markets or private investment, our business, our passion for mission, our benefits, our team, our culture does not change.
To remain a leading growth company in our sector we have to remain agile and, in effect, what we are doing with this transaction is growing our balance sheet by replacing our current public investors with Private Capital that brings a greater amount of resources for growth. Everything else will stay the same.
Today’s announcement is good news for GTEC because it will allow us to grow our business and gain the financial backing necessary to implement our long-term growth strategy which is to become the premier mid-sized mission-critical solutions provider to our Defense and National Security customers.
The transaction will give us the resources we need to grow our current business organically, while allowing us to pursue mergers and acquisitions without the financial and regulatory rules required of public companies. Importantly, the deal will also enable us to operate without the need for a Security Control Agreement with the Defense Security Service, as we will no longer be subject to foreign ownership rules.

Ares is an investment firm — not an operating company. We will now be their operating company in the defense and intelligence space. They fully support our commitment to our core mission and our customers, partners, employees, the communities in which we operate and our strategy. Therefore they will rely upon every GTEC employee to continue in our roles delivering exceptional solutions in cyber security, information architecture, network and systems engineering, intelligence analysis and force mobility and modernization to support our customers’ mission-critical needs.
You may also have questions about any affects this deal has on your health and retirement benefits and leave. We expect all of those items to remain unchanged.
This acquisition will not affect our customer contracts. Senior Management and Program Managers are already in the process of reaching out to customers to share the news and reaffirm our commitment to serve as a mission-partner.
After completion of the transaction, GTEC will become a private company again — wholly owned by Ares Management, no longer traded on the Nasdaq Stock Market and no longer subject to the reporting and regulatory rules faced by publicly traded organizations.
Some of you may have seen an article on the internet about an “investigation” following the announcement of the acquisition. Over the past several years, these types of investigations have become almost standard operating procedure in the wake of deals such as ours. It’s very common that this type of litigation follows almost every announcement of a public company sale and so too do these “investigations.” This is not an “investigation” in the classic sense of the word. Instead, it’s an effort by class action law firms to find one or more stockholders who will agree to sue the Company. If a lawsuit is filed, the Company will defend itself and the rights of our shareholders to obtain the benefits of this very valuable tender offer vigorously.
The deal we have announced today must still undergo a period of regulatory review. This generally lasts about 30 days. Until the deal closes it is important that we all make sure to conduct business as usual for all clients with your continued focus on delivering service excellence and customer support. It is also vital during this time that everyone be especially mindful of GTEC’s Insider Trading Policy. A copy of this policy is available on the Human Resources page of the intranet.

If you have GTEC colleagues who could not participate in today’s webcast please let them know that they can listen to a replay via GTEC’s intranet page and may even download a podcast version of this event.
Many of you may still have questions. Unfortunately I cannot take them on this call because until the deal closes, we are somewhat limited in what we can say and as a result we are not able to open today’s webcast to questions and answers. For more information on the transaction, I encourage you to read our press release posted on GTEC’s website, www.gtec-inc.com and on the intranet.
We have also distributed a series of Employee Questions and Answers and we will set up an intranet site over the next few days where we will post these documents and updates as we are able.
If your questions are not answered by the press release or the question and answer document, please share them with your supervisor or Program Manager who has been instructed on how to direct those queries.
This is an exciting time for GTEC. We are poised to enter the next chapter in our evolution to become a premier, mid-sized defense and national security solutions provider. Thank you for your hard work and dedication and, in many ways, today’s good news, and the growth this transaction will enable for us, is a testament to your unwavering commitment to our customers’ success.

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